

MISSION COMMUNITY BANCORP

2007 Financial Report

Mission COMMUNITY BANK

581



TEN YEARS OF MAKING A DIFFERENCE
1997 – 2007

OUR MISSION IS YOUR SUCCESS

Mission COMMUNITY BANCORP

March 2008

President's Message

The year 2007 was very busy with capital raising and infrastructure building. We closed our public secondary offering on February 15, 2008 with $7.4 million in additional capital investment into the Holding Company; this with the significant assistance of Carpenter & Company, our Investment Bankers, and investment by the community, institutional investors and community development investors. An additional private placement investment is planned for closing in the 2nd quarter of 2008, which will inject additional capital into the company and its banking subsidiary; further enabling the success of the business plan.

In mid 2007, we enhanced our executive management team by bringing in to the company Brooks Wise as President of the bank. His many years of business banking experience in California and the Central Coast will be valuable to the future success of Mission Community Bank as we execute our business plan for the next few years. A large part of our growth strategy includes expansion into Santa Maria and northern Santa Barbara County markets. Brooks brings with him many years of business banking history in the Santa Maria area and will make a significant contribution to the success of this expansion.

In its 10th year of life, the performance for the bank in 2007 was stable, yet flat. Asset growth was nominal over 2006, this in large part due to the turnover of the loan portfolio with $34 million in loan payoffs, offsetting $70 million in new loan volume. The nature of the payoff activity was in part due to the seasoning of the portfolio and natural duration of the loans, and the declining construction and real estate loan market late in the year. We would expect this trend to continue into 2008, offset by the market expansion into Santa Maria and the advent of a focused approach in business banking, with less emphasis on real estate lending.

Deposits experienced a decline in 2007 of 9%, due to the challenging competitive market in San Luis Obispo County. The mix of deposits reflected our continued effort to develop and build core deposits in our market, striving toward less reliance on time certificates of deposit or brokered deposits. This effort continues into 2008 and is a large part of the overall strategy to grow relationships in our community. Funding for the loan activity was replaced with borrowings from the Federal Home Loan Bank.

Profitability declined over 2006 by 12%, with the major factors being increased non-interest expense of 7.4% as we began to build for the planned expansion, and reduced Net Interest Income by 4.1% which is a result of the declining rate environment in late 2007 and stunted loan growth early in the year. Much of this was offset by a doubling of non-interest income over 2006; however all this had an after-tax impact of ($104,275) from 2006 or $0.14 per share.

As we look forward from 2007, we have developed a comprehensive business strategy which provides for organic growth in each of our branches, a new branch office in Santa Maria, enhanced management team and investment into the infrastructure to support the planned growth.

On behalf of the board of directors and the staff of Mission Community Bank and Mission Community Bancorp, we would like to thank you for your ongoing support and investment in the future of our community.

Sincerely,



Anita M. Robinson
President & CEO

Board of Directors
Mission Community Bancorp



Bruce M. Breault
Founding Chairman



Roxanne Carr
Vice Chairman



William B. Coy
Chairman



Richard Korsgaard



Anita M. Robinson
President and CEO



Robin L. Rossi



Gary E. Stemper
Immediate Past Chairman



Brooks Wise



Karl F. Wittstrom
Secretary

MISSION COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Financial Statements

with

Independent Auditors' Report

December 31, 2007 and 2006

CONTENTS



Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Mission Community Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and Subsidiary as of December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California
March 27, 2008

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com
FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and Due from Banks	$ 2,211,704	$ 3,044,952
Federal Funds Sold	3,315,000	7,070,000
TOTAL CASH AND CASH EQUIVALENTS	5,526,704	10,114,952
Certificates of Deposit in Other Banks	550,000	550,000
Investment Securities Available for Sale	17,124,144	16,415,903
Loans held for sale	3,012,226	274,015
Loans:		
Commercial	26,268,836	21,669,968
Agricultural	121,450	123,000
Construction	22,512,642	31,639,178
Real Estate	72,009,406	66,590,505
Consumer	2,504,099	2,502,159
TOTAL LOANS	123,416,433	122,524,810
Allowance for Loan Losses	(1,149,874)	(1,025,939)
NET LOANS	122,266,559	121,498,871
Federal Home Loan Bank Stock and Other Stock, at Cost	2,021,175	1,311,225
Premises and Equipment	3,537,201	3,723,808
Company Owned Life Insurance	2,289,407	2,207,634
Accrued Interest and Other Assets	2,001,960	2,072,116
	$ 158,329,376	$ 158,168,524

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-Bearing Demand	$ 23,164,629	$ 25,988,437
Money Market, NOW and Savings	32,630,126	36,935,546
Time Deposits Under $100,000	18,803,034	23,702,313
Time Deposits $100,000 and Over	37,835,667	37,654,383
TOTAL DEPOSITS	112,433,456	124,280,679
Other Borrowings	28,200,000	17,400,000
Junior Subordinated Debt Securities	3,093,000	3,093,000
Accrued Interest and Other Liabilities	1,464,616	1,241,744
TOTAL LIABILITIES	145,191,072	146,015,423
Commitments and Contingencies - Notes D and M	-	-
Shareholders' Equity:		
Preferred Stock - Authorized 1,000,000 Shares:		
Series A - $5 Stated Value; 100,000 Issued and Outstanding		
Liquidation Value of $500,000	392,194	392,194
Series B - $10 Stated Value; 20,500 Issued and Outstanding		
Liquidation Value of $205,000	191,606	191,606
Series C - $10 Stated Value; 50,000 Issued and Outstanding		
Liquidation Value of $500,000	500,000	500,000
Common Stock - Authorized 1,000,000 Shares;		
Issued and Outstanding: 689,232 in 2007 and 673,399 in 2006	7,125,819	6,858,648
Additional Paid-In Capital	108,340	60,798
Retained Earnings	4,712,120	4,208,742
Accumulated Other Comprehensive Income - Unrealized		
Appreciation(Depreciation) on Available-for-Sale Securities,		
net of tax	108,225	(58,887)
TOTAL SHAREHOLDERS' EQUITY	13,138,304	12,153,101
	$ 158,329,376	$ 158,168,524

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
INTEREST INCOME		
Interest and Fees on Loans	$ 10,763,845	$ 10,385,886
Interest on Investment Securities	698,751	685,466
Other Interest Income	296,413	283,109
TOTAL INTEREST INCOME	11,759,009	11,354,461
INTEREST EXPENSE		
Interest on Money Market, NOW and Savings Deposits	995,785	1,020,225
Interest on Time Deposits	2,931,209	2,541,282
Other Interest Expense	1,202,013	879,596
TOTAL INTEREST EXPENSE	5,129,007	4,441,103
NET INTEREST INCOME	6,630,002	6,913,358
Provision for Loan Losses	150,000	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,480,002	6,913,358
NON-INTEREST INCOME		
Service charges on deposit accounts	291,500	258,043
Gain on sale of loans	307,914	263,617
Brokered loan fees	147,183	34,925
Loan servicing fees, net of amortization	65,561	(118,074)
Grants and awards	359,480	100,188
Other income and fees	85,265	95,826
TOTAL NON-INTEREST INCOME	1,256,903	634,525
NON-INTEREST EXPENSE		
Salaries and employee benefits	3,597,155	3,410,679
Occupancy expenses	546,329	466,793
Furniture and equipment	442,020	420,616
Data processing	490,629	460,225
Professional fees	263,192	176,660
Marketing and business development	293,992	313,599
Office supplies and expenses	219,291	210,805
Insurance and regulatory assessments	206,210	153,000
Loan and lease expenses	90,077	80,002
Other expenses	444,873	447,108
TOTAL NON-INTEREST EXPENSE	6,593,768	6,139,487
INCOME BEFORE INCOME TAXES	1,143,137	1,408,396
Income Tax Expense	377,843	538,827
NET INCOME	$ 765,294	$ 869,569
Per Share Data (Notes A and N):		
Net Income - Basic	$ 0.96	$ 1.10
Net Income - Diluted	$ 0.91	$ 1.02

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2006	$1,083,800	659,799	$6,655,784	$ -		$ 3,434,081	$(192,441)	$10,981,224
Dividends paid						(94,908)		(94,908)
Exercise of stock options, and related tax benefit of $68,062		13,600	202,864	(302)				202,562
Stock-based compensation				61,100				61,100
Comprehensive Income:								
Net income					$ 869,569	869,569		869,569
Net unrealized gain on available-for-sale securities, net of taxes of $92,809					133,554		133,554	133,554
Total Comprehensive Income					$ 1,003,123			
Balance at December 31, 2006	$1,083,800	673,399	$6,858,648	$ 60,798		$ 4,208,742	$(58,887)	$12,153,101
Dividends paid						(96,688)		(96,688)
Exercise of stock options, and related tax benefit of $108,841		45,233	561,171					561,171
Repurchase of common stock		(29,400)	(294,000)			(165,228)		(459,228)
Stock-based compensation				47,542				47,542
Comprehensive Income:								
Net income					$ 765,294	765,294		765,294
Net unrealized gain on available-for-sale securities, net of taxes of $116,128					167,112		167,112	167,112
Total Comprehensive Income					$ 932,406			
Balance at December 31, 2007	$1,083,800	689,232	$7,125,819	$ 108,340		$ 4,712,120	$ 108,225	$13,138,304

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 765,294	$ 869,569
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for deferred income taxes	(54,774)	102,418
Depreciation	358,959	325,146
Accretion of discount on securities and loans, net	(123,748)	(306,378)
Provision for credit losses	150,000	-
Stock-based compensation	47,542	61,100
Loss on disposal of fixed assets	-	6,161
Gain on loan sales	(307,914)	(263,617)
Proceeds from loan sales	5,061,817	3,733,059
Loans originated for sale	(7,127,310)	(3,484,238)
Increase in company owned life insurance	(81,773)	(73,108)
Other, net	84,497	(201,395)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,227,410)	768,717
INVESTING ACTIVITIES		
Net change in Federal Home Loan Bank and other stock	(660,850)	228,600
Purchase of available-for-sale securities	(3,988,477)	(2,932,428)
Proceeds from maturities of available-for-sale securities	3,548,050	2,544,707
Net increase in loans	(1,045,241)	(2,954,174)
Proceeds from sale of fixed assets	-	14,400
Purchases of premises and equipment	(172,352)	(738,040)
NET CASH USED IN INVESTING ACTIVITIES	(2,318,870)	(3,836,935)
FINANCING ACTIVITIES		
Net decrease in demand deposits and savings accounts	(7,129,228)	(4,325,793)
Net increase (decrease) in time deposits	(4,717,995)	1,018,576
Net increase in other borrowings	10,800,000	4,000,000
Common stock repurchased	(459,228)	-
Payment of dividends	(96,688)	(94,908)
Proceeds from exercise of stock options	561,171	202,562
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,041,968)	800,437
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,588,248)	(2,267,781)
Cash and cash equivalents at beginning of year	10,114,952	12,382,733
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,526,704	$ 10,114,952
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$ 5,179,256	$ 4,226,061
Taxes paid	210,000	415,000
Portfolio loans reclassified to loans held for sale	1,172,869	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of Mission Community Bancorp ("Bancorp") and its subsidiary, Mission Community Bank ("the Bank"), and the Bank's subsidiary, Mission Community Development Corporation, collectively referred to herein as "the Company."

Nature of Operations

The Bank has been organized as a single reporting segment and operates three branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles and Arroyo Grande).

The Bank's primary source of revenue is providing real estate, commercial (including Small Business Administration ("SBA") guaranteed loans) and consumer loans to customers, who are predominately small and middle-market businesses and individuals. The Company and the Bank are certified by the Department of Treasury as Community Development Financial Institution(s) ("CDFI") with a commitment to focus on providing financial services to low- and moderate-income communities.

Mission Community Development Corporation

Mission Community Development Corporation ("MCDC") is a community development corporation which provides financing for small businesses and projects in low- to moderate-income areas. The Board of Directors of Mission Community Development Corporation consists of four members of the Board of Directors of the Company and three outside members who are actively involved in supporting community affairs and activities. Community development investment is limited to 5% of the Bank's capital and up to 10% with prior approval by the Federal Reserve Board. Operations of MCDC were not material for the years ended December 31, 2007 or 2006.

Mission Community Services Corporation

Mission Community Services Corporation ("MCSC"), an affiliate organization, was organized in 1998 and the corporation was established as a not-for-profit company with Section 501(c)(3) status. This company's primary focus is to provide technical support and training services to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs. The Board of Directors of Mission Community Services Corporation includes representatives from the Company, together with members representing the communities represented. The accounts of MCSC are not included in the Company's consolidated financial statements. See Note L for additional information regarding MCSC.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank ("FRB"). The Bank was in compliance with this requirement, which was $439,000 as of December 31, 2007.

The Company maintains amounts due from other banks which exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as a separate component of comprehensive income, net of taxes, which is included in shareholders' equity. Premiums or discounts are amortized or accreted into income using the interest method. Realized gains or losses on sales of securities are recorded using the specific identification method.

Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of any deferred loan origination fee income and deferred direct loan origination costs, and net of any unearned interest on discounted loans. Deferred loan origination fee income and direct loan origination costs are amortized to interest income over the life of the loan using the interest method. Interest on loans is accrued to income daily based upon the outstanding principal balances.

Loans for which the accrual of interest has been discontinued are designated as non-accrual loans. Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection. Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

For impairment recognized in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Loans Held for Sale

Mortgage loans and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in non-interest income.

The Bank has adopted SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* and, effective January 1, 2007, SFAS No. 156, *"Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140."* SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 156 permits the Bank to choose between two different methods of measuring ongoing changes in the value of its SBA loan servicing asset: the amortization method or the fair value measurement method. Before adoption of SFAS No. 156 the Bank amortized the SBA loan servicing asset over the period that servicing fees are expected to be received, and recognized an impairment loss if the value of the servicing asset was determined to be impaired. The Bank adopted the amortization method in 2007, so adopting SFAS No. 156 did not have a material effect on our 2007 financial statements.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Charge-offs are loans and leases deemed uncollectible, which are charged to the allowance. Management performs, at least quarterly, an analysis of the allowance for loan losses to determine its adequacy. In this analysis, all non-classified loans are segmented into components by loan type and internal risk rating. Estimated loss factors are applied to each loan pool based on historical losses as well as management's assessment of current factors that may impact these historical factors, such as changes in the local economy, changes in underwriting standards, changes in loans concentrations and trends in past due and non-performing loans. Significant loans classified as less than acceptable by management, the Bank's regulators or external credit review consultants are evaluated separately in the process. In this evaluation, management reviews the borrower's ability to repay as well as the estimated value of any underlying collateral.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company classifies any interest or penalties related to income taxes as a part of income tax expense when incurred. No such interest or penalties were incurred for in 2006 or 2007.

Comprehensive Income

SFAS No. 130, *"Reporting Comprehensive Income,"* requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings Per Share ("EPS").

EPS is computed under the provisions of Statement of Accounting Standards No. 128, *Earnings per Share*, ("SFAS No. 128") and the Emerging Issues Task Force ("EITF") Consensus on Issue No. 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128*. EITF 03-6 requires that income per share for the Company's common stock be calculated assuming 100% of the Company's earnings are distributed as dividends to its common and preferred shareholders based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. Basic EPS is computed by dividing income available to common shareholders, using the method prescribed above under EITF 03-6, by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Stock-Based Compensation

During 2006 and 2007 the Company had one stock option plan (see Note I to the consolidated financial statements). On January 1, 2006, the Company implemented Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which addresses accounting for equity-based compensation arrangements, including employee stock options. SFAS No. 123R replaced SFAS No. 123 and superseded Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and the related guidance. SFAS No. 123R generally requires entities to recognize the cost of employee services received in exchange for awards of stock options or other equity instruments based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period. The Company adopted SFAS No. 123R using the "modified prospective method." Under this method, compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled. Compensation expense for unvested options that were outstanding at December 31, 2005, is recognized over the requisite service period based on the fair value of those options as previously calculated under the pro forma disclosures of SFAS No. 123. The fair value of each grant is estimated using the Black-Scholes option pricing model.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements

In March 2006 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), *Accounting for Servicing of Financial Assets—an Amendment of FASB Statement No. 140,* which permitted the Bank, beginning in 2007, to choose between two different methods of measuring ongoing changes in the value of its SBA loan servicing asset: the amortization method or the fair value measurement method. Under SFAS No. 140, prior to SFAS No. 156, the Bank amortized the SBA loan servicing asset over the period that servicing fees were expected to be received, and recognized an impairment loss if the value of the servicing asset was determined to be impaired. The Bank elected in 2007 to continue to use the amortization method, with testing for impairment, to measure ongoing changes in the value of its SBA loan servicing asset. Accordingly, this results in no change in our accounting for this asset.

In July 2006 the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* which clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if, based on its technical merits, the position is more likely than not to be sustained on audit. The provisions of FIN 48 were effective beginning with the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management believes that all tax positions taken to date meet the "more likely than not" standard and, therefore, no accounting adjustment has been made to our financial statements as a result of adopting FIN 48 in 2007.

In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the 2008 calendar year. The Bank expects in 2008 to review the reported fair values of its securities portfolio, as well as those of other financial instruments, and may make some adjustments to those fair values in light of the guidance provided by SFAS No. 157. Those potential adjustments are not expected to have any impact on net income or earnings per share, but may affect comprehensive income and accumulated other comprehensive income, to the extent that revisions are made to the fair values of available-for-sale securities.

In February 2007 the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,* which will permit the Bank, beginning in 2008, to make an irrevocable choice to measure many financial instruments and certain other items at fair value, on an instrument-by-instrument basis. SFAS No. 159 will be effective for the 2008 calendar year. Upon adoption of SFAS No. 159 in 2008, the Bank does not expect to change the valuation of any of its existing cost-based financial instruments to fair value. Accordingly, this statement is not expected to result in any change in the Company's accounting for financial assets and financial liabilities.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year. These reclassifications had no effect on net income or earnings per share.

NOTE B - INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities Available for Sale:				
December 31, 2007:				
U.S. Government agencies	$ 5,992,575	$ 26,962	$(9,377)	$ 6,010,160
Mortgage-backed securities	7,327,838	36,520	(35,465)	7,328,893
Municipal securities	2,971,893	15,549	(23,272)	2,964,170
Asset-backed securities	648,406	173,014	(499)	820,921
	$16,940,712	$ 252,045	$(68,613)	$17,124,144
December 31, 2006:				
U.S. Government agencies	$ 7,492,390	$ 5,297	$(127,932)	$ 7,369,755
Mortgage-backed securities	6,850,095	3,674	(111,923)	6,741,846
Municipal securities	1,940,944	9,328	(7,640)	1,942,632
Asset-backed securities	232,282	130,310	(922)	361,670
	$16,515,711	$ 148,609	$(248,417)	$16,415,903

During 2004, one of the Bank's asset-backed securities was identified as "other than temporarily impaired," and a loss reserve was established for this security. The security is in non-accrual status, with any interest payments received being credited to the reserve. As of December 31, 2007, the gross book value of the security was $328,000 and the reserve was $270,000, for a net book value of $58,000. The fair value on December 31, 2007, was $227,000, resulting in an unrealized gain of $169,000.

The scheduled maturities of investment securities at December 31, 2007, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Within one year	$ 2,127,521	$ 2,128,471
Due in one year to five years	2,998,119	3,006,819
Due in five years to ten years	2,105,380	2,108,511
Due in greater than ten years	9,709,692	9,880,343
	$ 16,940,712	$ 17,124,144

NOTE B - INVESTMENT SECURITIES - Continued

Included in accumulated other comprehensive income at December 31, 2007 were net unrealized gains on investment securities available for sale of $183,432 less applicable income taxes of $75,207. At December 31, 2006, accumulated other comprehensive income included net unrealized losses on available-for-sale securities of $99,808 less applicable income taxes of $40,921. No securities were sold in 2007 or 2006.

Investment securities in a temporary unrealized loss position as of December 31, 2007 and 2006 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:						
U.S. Government agencies	$ -	$ -	$ 2,490,320	$ 9,377	$ 2,490,320	$ 9,377
Mortgage-backed securities	611,527	2,965	3,507,599	32,500	4,119,126	35,465
Municipal securities	360,412	2,725	1,211,867	20,547	1,572,279	23,272
Asset-backed securities	-	-	107,314	499	107,314	499
	$ 971,939	$ 5,690	$ 7,317,100	$ 62,923	$ 8,289,039	$ 68,613
December 31, 2006:						
U.S. Government agencies	$ -	$ -	$ 6,370,690	$ 127,932	$ 6,370,690	$ 127,932
Mortgage-backed securities	154,675	50	6,156,761	111,873	6,311,436	111,923
Municipal securities	1,224,764	7,640	-	-	1,224,764	7,640
Asset-backed securities	-	-	144,257	922	144,257	922
	$1,379,439	$ 7,690	$12,671,708	$ 240,727	$14,051,147	$ 248,417

The unrealized losses on investments in U.S. Government agency and mortgage-backed securities which have been in an unrealized loss position for one year or longer as of December 31, 2007 (a total of 20 securities), were caused by market interest rate increases subsequent to the purchase of the securities. The unrealized losses on all but four of these 20 securities have decreased from December 31, 2006 to December 31, 2007. Because the Bank has the ability to hold all these investments until a recovery in fair value, which may be maturity, the unrealized losses on these investments are not considered to be other-than-temporarily impaired as of December 31, 2007. Other than the one impaired asset-backed security footnoted above, none of the Bank's securities has exhibited a decline in value as a result of changes in credit risk.

Investments securities carried at $10,631,000 and $10,598,000 as of December 31, 2007 and 2006, respectively, were pledged to secure public deposits as required by law.

NOTE C - LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are concentrated in those industries and in that geographic area. As of December 31, 2007, 64% of the loan portfolio was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties). Under guidelines for commercial real estate ("CRE") lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 43% of the loan portfolio as of December 31, 2007.

Included in total loans are net deferred loan fees of $22,000 and $181,000 at December 31, 2007 and 2006, respectively.

The following is a summary of the investment in impaired loans as of December 31, including the related allowance for loan losses and cash-basis income recognized. Also shown are loans on non-accrual and those that are past due and still accruing interest:

	2007	2006
Impaired Loans:		
Impaired loans with a related allowance for loan losses	$ 273,000	$ 136,000
Impaired loans with no related allowance for loan losses	1,715,000	104,000
Total impaired loans	1,988,000	240,000
Related Allowance for Loan Losses	20,000	12,000
Average Recorded Investment in Impaired Loans	980,400	271,600
Interest Income Recognized for Cash Payments While Impaired	106,000	-
Total Loans on Non-accrual	1,988,000	240,000
Total Loans Past Due 90 Days or More and Still Accruing	68,000	1,929,000

Following is a summary of the changes in the allowance for possible loan losses for the years ended December 31:

	2007	2006
Balance at Beginning of Year	$ 1,025,939	$ 1,141,096
Additions to the Allowance Charged to Expense	150,000	-
Less Loans Charged Off	(31,425)	(121,374)
Plus Recoveries on Loans Previously Charged Off	5,360	6,217
Balance at End of Year	$ 1,149,874	$ 1,025,939

NOTE C - LOANS - Continued

The Bank also originates SBA-guaranteed loans for sale to institutional investors. At December 31, 2007 and 2006 the Bank was servicing $24,722,000 and $23,306,000, respectively, in loans previously sold or participated. The Bank has recorded servicing assets related to these sold loans of approximately $253,000 and $283,000 at December 31, 2007 and 2006, respectively. In calculating the gain on sale of SBA loans and the related servicing asset, the Bank used the following assumptions for sales recorded in 2007:

	Range	Weighted Average
Discount rate	9.00% to 12.25%	10.40%
Estimated life	48 months	48 months

Management performs an analysis each quarter to reassess these assumptions, which are significant determinants on the value ascribed to the servicing asset. Following is a summary of the changes in the balances of the SBA loan servicing asset for 2007 and 2006:

	2007	2006
Balance at Beginning of Year	$ 282,696	$ 574,302
Additions to the Asset	96,127	78,046
Less amortization	(126,251)	(369,652)
Balance at End of Year	$ 252,572	$ 282,696

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2007 and 2006. These assets are included in accrued interest and other assets in the consolidated balance sheets. Amortization of these assets is netted against loan servicing fees in the consolidated statements of income.

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2007	2006
Land	$ 2,171,007	$ 2,171,007
Buildings	823,227	763,418
Leasehold improvements	339,319	338,359
Furniture, fixtures, and equipment	2,309,514	2,197,931
	5,643,067	5,470,715
Accumulated depreciation and amortization	(2,105,866)	(1,746,907)
Net premises and equipment	$ 3,537,201	$ 3,723,808

The Bank has entered into operating leases for its branches and operating facilities, which expire at various dates through 2024. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was $324,000 in 2007 and $278,000 in 2006.

At December 31, 2007, the approximate future minimum annual payments under these leases for the next five years are as follows:

2008	$ 321,646
2009	372,255
2010	671,248
2011	607,263
2012	585,201
Later years	6,734,166
	$ 9,291,779

The minimum rental payments shown above are given for the existing lease obligations and do not reflect any increases in rent unless the increases are scheduled and currently determinable. It does not represent a forecast of future rental expenses. Included in the above table are obligations under a 15-year build-to-suit lease for property in San Luis Obispo, California, upon which the Bank intends to lease a full-service branch and administrative office. Currently the lease provides for tentative rentals of $36,708 per month, subject to the final size of the yet-to-be-constructed building, and beginning on or about October 1, 2009. As of December 31, 2006, the Bank was obligated under a 50-year land lease for property on this site. The terms of that lease gave the Bank early termination rights through September 30, 2007, which the Bank chose to exercise in July 2007.

In March 2008, the Bank entered into a 5-year lease for an office building in Santa Maria, California, where the Bank intends to open a full-service branch office. The initial rental cost is $8,679 per month. The lease provides for two 5-year renewal options and an option to purchase the property for a specified amount during the last two months of 2010.

NOTE E - DEPOSITS

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Due in one year	$ 54,168,153
Due in one to five years	2,470,548
	$ 56,638,701

Ten deposit customers comprised $23.0 million, or 20.5%, of the Bank's total deposits as of December 31, 2007.

NOTE F - OTHER BORROWINGS

Other borrowings at December 31, 2007 are comprised of the following advances from the Federal Home Loan Bank of San Francisco:

Maturity Date	Interest Rate	Amount
3/31/2008	4.34%	$ 1,400,000
12/4/2008	5.33%	2,000,000
3/30/2009	3.19%	2,000,000
5/13/2009	4.48%	500,000
5/24/2009	5.16%	3,000,000
11/30/2009	3.87%	2,300,000
12/7/2009	3.82%	2,000,000
12/14/2009	4.01%	3,000,000
12/28/2009	3.96%	3,000,000
12/28/2009	3.83%	3,000,000
5/24/2010	5.13%	3,000,000
11/19/2013	4.82%	1,000,000
12/11/2013	4.98%	1,000,000
12/16/2013	4.88%	1,000,000
		$ 28,200,000

These advances are secured by loans of approximately $76 million. As of December 31, 2007, the Bank had a borrowing capacity of approximately $6.1 million with the Federal Home Loan Bank of San Francisco in addition to the borrowings listed above.

The Bank also has unsecured borrowing lines with correspondent banks totaling $11.5 million. As of December 31, 2007, there were no balances outstanding on these lines.

NOTE G - JUNIOR SUBORDINATED DEBT SECURITIES

On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the "debt securities") to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033. Interest is payable quarterly on these debt securities at LIBOR plus 2.95% for an effective rate of 8.19% as of December 31, 2007. The debt securities can be redeemed for 105% of the principal balance through October 7, 2008 and at par thereafter. They can also be redeemed at par if certain events occur that impact the tax treatment or the capital treatment of the issuance.

The Company also purchased a 3% minority interest in Mission Community Capital Trust. The balance of the equity of Mission Community Capital Trust is comprised of mandatorily redeemable preferred securities. Under FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," Mission Community Capital Trust is not consolidated into the Company's financial statements. The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as Mission Community Capital Trust, net of the bank holding company's investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

NOTE H - INCOME TAXES

The income tax expense for the years ended December 31, 2007 and 2006 is comprised of the following:

	2007	2006
Current Taxes:		
Federal	$ 309,294	$ 311,061
State	123,323	125,348
	432,617	436,409
Deferred	(54,774)	102,418
	$ 377,843	$ 538,827

NOTE H - INCOME TAXES - Continued

A comparison of the federal statutory income tax rates to the Company's effective income tax follows:

	2007		2006	
	Amount	Rate	Amount	Rate
Federal tax rate	$ 388,667	34.0 %	$ 478,855	34.0 %
California franchise taxes, net of federal tax benefit	79,987	7.0 %	96,190	6.8 %
Interest on municipal securities and loans	(79,623)	(7.0)%	(32,669)	(2.3)%
Increase in cash surrender value of bank-owned life insurance	(27,803)	(2.4)%	(24,857)	(1.7)%
Other items - net	16,615	1.5 %	21,308	1.5 %
	$ 377,843	33.1 %	$ 538,827	38.3 %

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The Company's principal timing differences are from the cash basis of tax reporting and the allowance for loan and lease losses.

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets:

	2007	2006
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 474,813	$ 410,505
Unrealized Loss on Available-for-Sale Securities	-	40,921
Reserve for impaired security	110,994	101,406
Other	203,531	118,153
	789,338	670,985
Deferred Tax Liabilities:		
Deferred loan costs	(188,336)	(145,150)
Depreciation Differences	(81,221)	(106,896)
Unrealized Gain on Available-for-Sale Securities	(75,207)	-
BEA award deferred for tax purposes	(134,157)	-
Other	(48,466)	(95,634)
	(527,387)	(347,680)
Net Deferred Tax Assets	$ 261,951	$ 323,305

As of December 31, 2007, tax years for 2004 through 2007 remain open to audit by the Internal Revenue Service and by the California Franchise Tax Board. In the opinion of management, all significant tax positions taken, or expected to be taken, by the Company in any open tax year would more likely than not be sustained upon examination by the tax authorities.

NOTE I - STOCK OPTION PLAN

During 1998, the Board of Directors adopted a stock option plan, which was approved by the shareholders, under which 180,000 shares of the Company's common stock may be issued. Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, generally for a term of ten years, with vesting occurring ratably over five years. The stock option plan provides for acceleration of vesting of all options upon change in control of the Bank. The Bank recognized in 2007 and 2006 stock-based compensation of $48 thousand and $61 thousand, respectively. Income tax benefits related to that stock-based compensation was $1 thousand and $2 thousand for 2007 and 2006, respectively.

No options were granted in 2007 or 2006.

A summary of the status of the Company's fixed stock option plan as of December 31, 2007 and changes during the year is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at Beginning of Year	126,133	$ 12.20		
Granted	-	-		
Exercised	(45,233)	10.00		
Forfeited	-	-		
Outstanding at End of Year	80,900	$ 13.42	3.3 Years	$ 424,630
Options Exercisable at Year-End	69,200	$ 11.38	2.6 Years	$ 424,630

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 were $362,000 and $212,000, respectively.

As of December 31, 2007, the Company has unvested options outstanding with unrecognized compensation expense totaling $84 thousand, which is scheduled to be recognized as follows (in thousands):

2008	$42
2009	42
Total unrecognized compensation cost	$84

NOTE J - DEFINED CONTRIBUTION PLAN

The Company has adopted a defined contribution plan, the Mission Community Bank 401k Profit Sharing Plan ("the 401k Plan"), covering substantially all employees fulfilling minimum age and service requirements. Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors. The expense for the 401k Plan was approximately $165,000 in 2007 and $1[illegible]6,000 in 2006.

NOTE K - PREFERRED STOCK

Series A – the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one-half share of voting common stock of the Company. Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company's common stock. Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00 per share, all distributions will be on the same basis (as if converted on a one-for-two exchange). These shares were issued for $392,194 (net of issuance costs of $107,806) pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

Series B – the Series B Preferred Stock has a $10.00 stated value and is non-voting, non-convertible and non-redeemable. Series B shares are not entitled to any fixed rate of return but do participate on the same basis in any dividends declared on the Company's common stock. In the event of liquidation, the holders of Series B shares will be entitled to a liquidation preference of $10.00 per share before the holders of common stock receive any distributions. Additionally, in the event of a specified "change in control event" (including certain mergers or sales of assets), holders of the Series B Preferred Stock shall be entitled to receive payment on the same basis as the holders of the common stock of the Company. These shares were issued for $191,606 (net of issuance costs of $13,394) pursuant to an investment from the National Community Investment Fund ("NCIF"). In connection with this investment, NCIF also purchased 29,500 shares of the Company's common stock for $10.00 per share. As part of the investment agreement, the Company by covenant agreed that so long as NCIF or any successor owns and holds any of the Shares to remain a CDFI and to meet certain reporting requirements.

Series C – the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one share of voting common stock of the Company. Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company's common stock. Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions. These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

NOTE L - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following is a summary of the activity in these loans:

	2007	2006
Balance at the beginning of the year	$ 2,730,982	$ 3,348,855
New loans and advances	1,227,114	169,142
Repayments	(1,459,196)	(787,015)
Balance at the end of the year	$ 2,498,900	$ 2,730,982

Deposits from related parties held by the Bank totaled approximately $4,609,000 at December 31, 2007, and $3,790,000 at December 31, 2006.

During 2003, Bancorp pledged a $250,000 certificate of deposit in an unaffiliated bank as collateral for borrowings of MCSC. As of January 1, 2006, MCSC had drawn $75,000 on its line of credit with the unaffiliated bank, and Bancorp recognized a $75,000 contribution to MCSC related to its potential liability for this borrowing. The line of credit was not in use as of December 31, 2006 and, accordingly, no potential liability for the line of credit was recognized by Bancorp as of December 31, 2006. During 2006 Bancorp made cash contributions to MCSC totaling $163,987. Of that amount, $88,987 was recognized as expense and the remaining $75,000 was applied against the $75,000 accrued liability. As of December 31, 2007, MCSC had borrowed $28,000 on the line of credit. No potential liability was recognized by Bancorp as of December 31, 2007, because the outstanding balance on the line is expected to be repaid with funds receivable from the U.S. Small Business Administration under a grant program. During 2007 Bancorp made cash contributions to MCSC totaling $36,013.

NOTE M - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2007	2006
Commitments to Extend Credit	$ 28,608,000	$ 35,375,000
Standby Letters of Credit	693,000	213,000
	$ 29,301,000	$ 35,588,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $55,000, which is included in other liabilities in the consolidated statements of condition. To date, no losses have been charged against this allowance.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company and the Bank. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE N - EARNINGS PER SHARE

The following is a reconciliation of net income and shares outstanding to the income and number of shares used in the computation of earnings per share:

	2007	2006
Average common shares outstanding during the year (used for basic EPS)	679,144	667,810
Dilutive effect of outstanding stock options	34,008	52,891
Average common shares used for diluted EPS	713,152	720,701
Net income	$ 765,294	$ 869,569
Less income allocated to preferred stock	(115,214)	(132,874)
Income allocated to common stock	$ 650,080	$ 736,695
Basic earnings per common share	$ 0.96	$ 1.10
Diluted earnings per common share	0.91	1.02

Excluded from the diluted EPS computation for 2007 were options for 19,500 shares (19,563 in 2006) because the effect would be antidilutive for those periods. Those options have an exercise price of $25.50 per share and will expire on March 28, 2015.

NOTE O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE O - REGULATORY MATTERS – continued

As of December 31, 2007, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required			
	Actual		To Be Well-Capitalized		To Be Adequately Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)	$16,324	11.74%	$13,899	10.0%	$11,119	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$15,119	10.88%	$ 8,340	6.0%	$ 5,560	4.0%
Tier 1 Capital (to Average Assets)	$15,119	9.47%	$ 7,979	5.0%	$ 6,383	4.0%
As of December 31, 2006:						
Total Capital (to Risk-Weighted Assets)	$15,390	11.35%	$13,564	10.0%	$10,851	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$14,309	10.55%	$ 8,139	6.0%	$ 5,426	4.0%
Tier 1 Capital (to Average Assets)	$14,309	9.34%	$ 7,657	5.0%	$ 6,126	4.0%

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. Cash dividends are limited by the California Financial Code to the lesser of the Bank's retained earnings or its net income for the last three fiscal years, net of the amount of any dividends or other capital distributions made during those periods. As of December 31, 2007, $2,654,000 was available for cash dividend distributions from the Bank to Bancorp without prior regulatory approval. However, dividend distributions from the Bank in excess of $2,425,000 would change the Bank's prompt corrective action status from well-capitalized to adequately-capitalized.

NOTE P - GRANTS AND AWARDS

During 2005 the Company received a $135,000 technical assistance grant from the Community Development Financial Institutions Fund. During 2006 the Bank incurred approximately $100,000 of qualifying expenses under the grant. Accordingly, the Bank recognized $100,000 of this grant as non-interest income in 2006. An additional $13 thousand of qualifying expenditures was incurred in the first quarter of 2007, and another $20 thousand in the fourth quarter of 2007. Therefore, the Bank recognized $33 thousand of non-interest income related to this grant in 2007.

In 2007 the Bank received notification from the Bank Enterprise Award program of the Department of the Treasury that it was awarded a grant of up to $337,500 under that program, based on lending activity the bank commenced in 2006. The first installment of that grant, $240 thousand, was recognized in non-interest income in the third quarter of 2007. Most of the remaining portion of the award—$86 thousand—was recognized in the fourth quarter of 2007. The remaining $12 thousand of the award is contingent upon future disbursements, which may or may not occur, under the lending facility that was the basis for the award.

Although the Bank is a certified CDFI bank and expects to continue to apply for various grants and awards, there can be no assurance that it will receive similar future grants or awards.

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only)

On December 15, 2000, Mission Community Bancorp acquired Mission Community Bank by issuing 600,566 shares of common stock in exchange for all outstanding shares of the Bank's common stock. There was no cash involved in this transaction.

Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	2007	2006
ASSETS		
Cash	$ 59,065	$ 383,135
Deposits in other banks	250,000	250,000
Investment in subsidiary bank	15,252,121	14,270,445
Other assets	866,559	545,262
TOTAL ASSETS	$ 16,427,745	$ 15,448,842
LIABILITIES AND SHAREHOLDERS' EQUITY		
Junior subordinated debentures	$ 3,093,000	$ 3,093,000
Due to Mission Community Bank	131,685	113,685
Other liabilities	64,756	89,056
TOTAL LIABILITIES	3,289,441	3,295,741
TOTAL SHAREHOLDERS' EQUITY	13,138,304	12,153,101
	$ 16,427,745	$ 15,448,842

CONDENSED STATEMENTS OF INCOME

	2007	2006
Interest income	$ 11,750	$ 10,019
Interest expense	276,864	270,942
Net interest (expense)	(265,114)	(260,923)
Dividends received from subsidiary	300,283	300,283
Less contributions to Mission Community Services Corp.	36,013	88,987
Less other expenses	210,756	73,480
Loss before taxes	(211,600)	(123,107)
Income taxes expense (benefit)	(209,872)	(173,590)
Income (loss) before equity in undistributed income of subsidiary	(1,728)	50,483
Equity in undistributed income of subsidiary	767,022	819,086
Net income	$ 765,294	$ 869,569

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only) – continued

CONDENSED STATEMENTS CASH FLOWS

	2007	2006
Operating activities:		
Net income	$ 765,294	$ 869,569
Adjustments to reconcile net income to net cash used by operating activities:		
Income of subsidiary	(1,067,305)	(1,119,369)
Amortization expense	17,232	17,232
Other, net	(344,829)	(188,451)
Net cash used by operating activities	(629,608)	(421,019)
Investing activities:		
Dividends received from subsidiary	300,283	300,283
Net cash provided by investing activities	300,283	300,283
Financing activities:		
Proceeds from issuance of common stock	561,171	202,562
Common stock repurchased	(459,228)	-
Cash dividends paid	(96,688)	(94,908)
Net cash provided by financing activities	5,255	107,654
Net decrease in cash	(324,070)	(13,082)
Cash at beginning of year	383,135	396,217
Cash at end of year	$ 59,065	$ 383,135

NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include federal funds sold and interest bearing deposits with Banks. The fair values of investment

NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

securities, including available-for-sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value of financial instruments is summarized as follows:

	December 31,			
	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and due from banks	$ 2,212,000	$ 2,212,000	$ 3,045,000	$ 3,045,000
Federal funds sold	3,315,000	3,315,000	7,070,000	7,070,000
Interest-bearing deposits in other banks	550,000	550,000	550,000	550,000
Investment securities	17,124,000	17,124,000	16,416,000	16,416,000
Loans, net	125,279,000	128,412,000	121,773,000	121,837,000
Federal Home Loan Bank and other stocks	2,021,000	2,021,000	1,311,000	1,311,000
Accrued interest receivable	747,000	747,000	841,000	841,000
Financial Liabilities:				
Deposits	112,433,000	112,448,000	124,281,000	124,224,000
Other borrowings	28,200,000	28,514,000	17,400,000	17,175,000
Junior subordinated debt securities	3,093,000	3,212,000	3,093,000	3,537,000
Accrued interest and other liabilities	1,465,000	1,465,000	1,242,000	1,242,000

NOTE S - SUBSEQUENT EVENT

On February 15, 2008, Bancorp closed a secondary stock offering with a total of 410,644 new common shares being issued for gross cash proceeds of $7,391,592. The company incurred approximately $600,000 in offering expenses, which will be deducted from the gross proceeds.

Making a Difference in Your Community

In 2007, Mission Community Bank and our employees contributed time and resources to support these organizations.

1 Dream Foundation
Affordable Housing Trust Fund
Agape Christian Fellowship
AIDS Support Network
Alzheimer's Association
American Cancer Society
American Heart Association
American Red Cross
Asociasion Cultural Latino Americano
Atascadero Babe Ruth
Atascadero Colony Days
Atascadero High School
Atascadero Little League
Big Brothers Big Sisters
Boys and Girls Clubs
Boy Scouts of America
Cal Poly Athletics
Cal Poly Business Advisory
Cal Poly Corporation
California Bankers Association
California Coastal Rural Development Corp.
California Mid-State Fair
Central Coast Software & Technology Assoc
Chamber of Commerce, Arroyo Grande
Chamber of Commerce, Atascadero
Chamber of Commerce, Grover Beach
Chamber of Commerce, Nipomo
Chamber of Commerce, Paso Robles
Chamber of Commerce, Pismo Beach
Chamber of Commerce, San Luis Obispo
Chamber of Commerce, Santa Maria Valley
Chamber of Commerce, Templeton
Child Abuse Prevention Council
Children's Health Initiative of SLO County
City of Arroyo Grande
City of San Luis Obispo
Coastal Business Finance CDC
Court Appointed Special Advocates
Cuesta College
Cuesta College Foundation
Discovery Institute
Dr. Martin Luther King, Jr. Celebration
Economic Opportunity Commission
Economic Vitality Corporation
Exchange Club of North SLO County
Family Care Network
Food Bank Coalition of San Luis Obispo
French Hospital Foundation
French Hospital Medical Center
Friends of Hapitok
Gay and Lesbian Alliance of the Central Coast
Girl Scouts of America
Golden State Classics Car Club
Habitat for Humanity
Hesperia Community Center
Hesperia Hall Foundation
Highlands Church
Hispanic Business Committee
Home Builders Association
Hospice of SLO County
Hospice Partners of the Central Coast
Hotline of SLO
HR Association of Central Coast
Kermit King Elementary School
Kiwanis Club, Nipomo
Kiwanis Club, Paso Robles
Kiwanis Club, San Luis Obispo
Kiwanis Club, Santa Maria
Latino Business Network
Latino Outreach Council
Leadership SLO
Leukemia & Lymphoma Society
Literacy Council
Loaves and Fishes
Mid-State Fair Heritage Foundation
Mission Community Services Corporation
Morro Bay High School
Mozart Festival
Muscular Dystrophy Association
Nipomo High School – Sober Grad Night
Oceano Community Center
Optimist Club of Five Cities
Paso Robles Children's Museum
Paso Robles High School
Paso Robles Main Street Association
Paso Robles Pioneer Days
Paso Robles Police Department
People's Kitchen
People's Self-Help Housing Corporation
Private Industry Council
Quiz Jam – California Mid-State Fair
Quota International
Rotary Charities – President's Club
Rotary Club, Arroyo Grande
Rotary Club de Tolosa
Rotary Club, Paso Robles
Rotary Club, San Luis Obispo
Salvation Army
Santa Maria Valley YMCA
SCORE (Service Corp of Retired Exec.)
SEARCH
Senior Nutrition Program of SLO County
Sierra Vista Regional Medical Center
SLO Art Center
SLO Children's Museum
SLO Classical Academy
SLO Community Leadership Foundation
SLO County Agricultural Task Force
SLO County Arts Council
SLO County Cattlemen's Association
SLO County Housing Trust Fund
SLO County Office of Education
SLO County Parks & Recreation
SLO County Symphony
SLO Downtown Association
SLO High School – Sober Grad Night
Small Business Development Center
Special Olympics
St. Louis de Montfort Church
Taste of San Luis
Templeton Library
Tiny Tiger Pre-school
Toys for Tots
Trinity Lutheran Church
UCSB Economic Forecast Project
United Blood Services
United Way of SLO County
Vision Unida Leadership
Wellness Community of the Central Coast
Women for Community
Women in Business
Women's Business Partners
Women's Legacy Fund
Women's Shelter Program of SLO County
Woods Humane Society
YMCA of SLO County
Youth Soccer Association

Our Mission... *to provide financial support and services by promoting community development and economic vitality...* was met in 2007.

	2007 Quantity	2007 Amount	Since 1998 Quantity	Since 1998 Amount
Total Loans Made	338	$113,100,442	3,548	$758,850,738
Total Loans Benefiting Low-Income Target Market	210	$68,552,652	2,383	$488,253,928
New Small Business Loans	167	$56,871,708	1,110	$285,535,754
New SBA Guaranteed Loans	32	$7,877,944	395	$80,511,264
Jobs Created/Retained by Small Business Loans Made	367		2,612	
Small Business Loans to Women & Minorities	36	$5,249,359	315	$56,365,050
Affordable Housing Development Financing	24	$1,652,500	303	$53,928,873
Total Volunteer Hours by Officers and Staff	3,149		17,258	
Total of Sponsorships and Donations		$122,659		$974,347


Mission
COMMUNITY BANCORP

Stock Symbol MISS

Mission Community Bank

San Luis Obispo
581 Higuera Street
(805) 782-5000

Business Banking Center
3480 South Higuera, Suite 100
(805) 269-2000

Paso Robles
1226 Park Street
(805) 237-4200

Arroyo Grande
154 West Branch Street
(805) 994-9000

www.MissionCommunityBank.com

END